PROSPECTUS

                              SABRATEK CORPORATION
--------------------------------------------------------------------------------

                                 703,820 Shares
                                  Common Stock
                                ($.01 par value)


         This prospectus (the "Prospectus") relates to the offer and sale of up to 703,820 shares of common stock, $.01 par value (the "Common Stock"), of Sabratek Corporation (the "Company" or "Sabratek") by selling stockholders (the "Selling Stockholders"). Of such 703,820 shares of Common Stock, (i) an aggregate of 107,955 shares are currently held by certain Selling Stockholders who acquired such shares by exercising warrants within one year prior to the date of this Prospectus; (ii) an aggregate of 464,272 shares are issuable upon exercise of outstanding warrants held by certain Selling Stockholders ("Warrant Shares"); and (iii) 131,593 shares are held by the stockholders of Rocap, Inc. ("Rocap Shares"). All of the shares of Common Stock being offered hereby are hereinafter sometimes collectively referred to as the "Common Shares."

         The Company will bear all expenses in connection with the registration of the Common Shares herein which expenses are estimated to be $30,000. The Selling Stockholders will pay any brokerage compensation in connection with its sale of the Common Shares. The Company will not receive any of the proceeds from the sale of the Common Shares by the Selling Stockholders but will receive proceeds of up to $2,558,763 upon exercise of the Warrants, assuming all the Warrants are exercised. See "Use of Proceeds."

         The Company's Common Stock is traded in the over-the-counter market and is quoted on the National Association of Securities Dealers Automated Quotation
- National Market System ("NASDAQ-NMS"), under the symbol "SBTK." On July 31, 1997 the reported last sale price of the Common Stock, as reported on NASDAQ-NMS, was $27.125 per share.

         On or around September 23, 1994, the Company issued warrants (the "Private Placement Warrants") to purchase an aggregate of 1,369,147 shares of Series A Preferred Stock of the Company at a per share exercise price of $1.50. In conjunction with the Company's initial public offering in June, 1996, the Private Placement Warrants were converted into warrants to purchase an aggregate of 451,348 shares of Common Stock at a per share exercise price of $4.55. Of the 703,820 shares of Common Stock being offered hereby, 132,681 shares have been previously issued upon the exercise of such warrants and 318,667 are issuable upon the exercise of such warrants in the future.

         In addition to the foregoing, between June, 1992 and September, 1996, the Company issued warrants (the "Service Warrants") which are currently exercisable to purchase 145,605 shares of its Common Stock at exercise prices of between $3.17 and $13.00. Of the 703,820 shares of Common Stock being offered hereby, 11,792 shares have been previously issued upon the exercise of such warrants and 145,605 are issuable upon the exercise of such warrants in the future.

         On September 6, 1996, the Company issued a warrant (the "Omnicare Warrant") to purchase 50,000 shares of Common Stock at a per share exercise price of $13.00 to Omnicare, Inc. ("Omnicare"), a customer of the Company. Of the 703,820 shares of Common Stock being offered hereby 50,000 are issuable upon the exercise of such warrant in the future.

         On February 25, 1997, the Company issued 131,593 shares of Common Stock (the "Rocap Shares") valued at $3,043,088 to Rocap, Inc. ("Rocap") as partial consideration for the acquisition of substantially all of the assets of Rocap. On July 16, 1997, Rocap made a distribution and each of Rocap's stockholders received their proportionate share of such consideration with Rocap retaining 3,649 shares to satisfy any contingent obligations.

Of the 703,820 shares of Common Stock being offered hereby, 131,593 shares were issued to Rocap and its stockholders for the purpose described above.

         The Selling Stockholders may sell the Common Shares from time to time in transactions in the open market, in negotiated transactions, or by a combination of these methods, at fixed prices that may be changed, at market prices at the time of sale, at prices related to market prices or at negotiated prices. The Selling Stockholders may effect these transactions by selling the Common Shares to or through broker-dealers, who may receive compensation in the form of discounts or commissions from the Selling Stockholders or from the purchasers of the Common Shares for whom the broker-dealers may act as agent or to whom they may sell as principal, or both. See "Plan of Distribution."

         Prospective investors should consider and review the information under the caption "RISK FACTORS" commencing on page 4 prior to an investment in the shares offered hereby.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.




                  The date of this Prospectus is August 4, 1997

                                TABLE OF CONTENTS


                                                                            Page


Available Information......................................................... 1

Incorporation of Certain Documents by Reference................................1

Prospectus Summary.............................................................2

Risk Factors...................................................................4

Use of Proceeds...............................................................10

Selling Stockholders......................................................... 10

Plan of Distribution......................................................... 16

Legal Matters.................................................................16

Experts.......................................................................16



NO ONE HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THIS OFFERING. ANY INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE HEREIN MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THE SECURITIES OFFERED HEREBY IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. EXCEPT WHERE OTHERWISE INDICATED, THIS PROSPECTUS SPEAKS AS OF ITS DATE AND NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.


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                              AVAILABLE INFORMATION

         The  Company  is  subject  to  the  informational  requirements  of the
Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048; and Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

         The Company's Securities are listed on the NASDAQ-NMS and reports and other information concerning the Company can be inspected at the NASDAQ-NMS.

         The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is hereby made to the Registration Statement, exhibits and schedules.

         The Company's principal executive offices are located at 5601 West Howard Street, Niles, Illinois.

         The following  trademarks and service marks appear in this  Prospectus:
SABRATEK(R)  and  its  logo,   AutoRamp(R),   HOMMERUN(R),   Seamless   Delivery
System(TM), PumpMaster(TM), MediVIEW(R) and TCS Total Compliance System(TM).

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents which have been filed with the Commission are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K filed by the Company pursuant to the Exchange Act for the year ended December 31, 1996, (ii) all other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 1996, including but not limited to, (a) the Quarterly Report on Form 10-Q for the quarter ended March 31, 1997,
(b) the Current Report on Form 8-K filed by the Company with the Commission on March 11, 1997 and (c) the description of the Company's Common Stock, $.01 par value, as contained in its registration statement on Form 8-A, declared effective by the Commission on June 21, 1996.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, subsequent to the date hereof and prior to the filing of a post-effective amendment to the Registration Statement which indicates that all shares of Common Stock offered hereby have been sold or which deregisters all shares of Common Stock then remaining unsold, shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that such statement is modified or superseded by a statement contained herein or in a subsequently filed document which also is or is deemed to be incorporated by reference herein. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide, without charge, to each person (including any beneficial owner) to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (not including exhibits to such information unless such exhibits are specifically incorporated by reference into such information). Such requests should be directed to Scott Skooglund, Vice President - Finance, at the Company's principal executive offices at 5601 West Howard Street, Niles, Illinois 60714, telephone (847) 647-2760.

                               PROSPECTUS SUMMARY

The following summary is qualified in its entirety by reference to the more detailed information and consolidated financial statements appearing elsewhere and incorporated by reference in this Prospectus.


                                   The Company
         The Company develops, produces and markets technologically-advanced, user-friendly and cost-effective therapeutic and diagnostic medical systems designed specifically to meet the unique needs of the alternate-site health care market. The Company's multi-therapy infusion and other systems incorporate advanced communications technology which is designed to reduce provider operating costs while maintaining the integrity and quality of care. The Company's proprietary health care information system provides remote programming as well as real-time diagnostic and therapeutic data capture capabilities, allowing caregivers to monitor patient compliance more effectively and allowing providers to develop outcome analyses and optimal clinical protocols. The Company has designed its integrated hardware and software system to permit providers of infusion therapy to achieve cost-effective movement of patients along the continuum of alternate-site health care settings. The Company intends to expand its product line beyond infusion therapy to become a leading developer and marketer of a variety of interactive therapeutic and diagnostic medical systems for the delivery of high-quality, cost-effective health care in alternate sites. The Company believes that its current and future products and related software will facilitate the ability of alternate-site providers to create a "virtual" hospital room, thereby affording the delivery of a wide range of care previously provided primarily in an acute-care setting. Substantially all of the Company's revenues have historically been derived from the sale of its multi-therapy infusion pumps and related disposable supplies. Since August, 1996, the Company has commercially introduced several additional products which it believes will contribute to future revenues.

         The Company's strategy focuses primarily on the alternate-site health care market, which it believes will continue to experience significant growth as managed care payors continue to move patients to the lowest-cost care setting. Such growth may be attributed to increasing cost-containment pressures, along with advances in medical technology, that have transitioned the delivery of health care away from the traditional acute-care setting to more cost-effective sites. The alternate-site market includes, among other things, the provision of infusion services rendered in various settings, including the patient's residence, sub-acute care facilities, nursing homes, outpatient clinics, dialysis centers and hospice facilities. According to POV, Incorporated, an industry tracking and consulting firm, the infusion therapy segment of this market is expected to grow in revenue from $3.2 billion in 1992 to $7.9 billion in 1997, representing an average annual compounded growth rate of approximately 20%.

         The Company believes that for alternate-site health care providers, the management of costly resources such as nursing staff and infusion equipment inventories is critical to their operating viability. The Company's strategic response to the need to achieve cost-effective movement of patients along the continuum of alternate-site care has been to develop the Seamless Delivery System which integrates stationary and ambulatory multi-therapy infusion pumps, disposable supplies, a proprietary interactive software system and a proprietary infusion pump testing device. Sabratek's Seamless Delivery System maximizes the similarities in operating features and range of therapeutic applications of the Company's stationary and ambulatory infusion devices, thereby reducing the costly time requirements of training and infusion administration as well as minimizing equipment inventories. The Company's interactive software system augments the utilization of Sabratek's infusion pumps and allows providers to program therapies and monitor compliance on a real-time basis from a remote location. The Company's portable, automatic infusion pump testing device enables providers to perform on-site diagnostic tests on Sabratek's infusion pumps and thereby reduces costs by eliminating the traditional reliance on third-party testing services and in-house biomedical engineering capabilities. The Company believes that competing infusion therapy products do not meet the diverse needs of payors, alternate-site health care providers and their patients within the managed care environment to the same extent as the Company's Seamless Delivery System.

         In 1992, the Company commercially launched its multi-therapy stationary infusion device (the "3030 Stationary Pump"), and in 1995 introduced its multi-therapy ambulatory infusion device (the "6060 Ambulatory Pump"). In addition, the Company markets a comprehensive line of related disposable tubing sets. Both the 3030 Stationary Pump and the 6060 Ambulatory Pump have received 510(k) clearance from the Food and Drug Administration. In 1996, the Company began marketing its proprietary medical software system ("MediVIEW") and its proprietary infusion pump testing device (the "PumpMaster"). The Company currently markets its products domestically to national, regional and local alternate-site and acute-care providers through a sales force composed of 19 direct sales professionals, six clinical support staff and two full-time sales consultants] combined with a network of specialized alternate-site medical products distributors. The Company also markets its products internationally through distributors in Europe, Asia, Africa, South America and the Middle East.

         The Company's goal is to continue to develop and market interactive therapeutic and diagnostic medical systems designed to improve the delivery of high-quality, cost-effective health care at alternate sites. The Company intends to achieve its goal by continuing to: (i) develop advanced medical products and related software systems that maximize the cost-effective provision of alternate-site health care, (ii) develop an integrated system of therapeutic and diagnostic information-based medical products supported by the Company's proprietary health care information system platform, and (iii) create a proprietary outcomes database through the Company's products and software system platform.


                                                   The Offering

Securities Offered.........   This Prospectus relates to the offer and sale of
                              up to 703,820 shares of Common Stock, $.01 par value, of the Company by the Selling Stockholders.
                              Of such 703,820 shares of Common Stock, (i) an aggregate of 107,955 shares are currently held by certain Selling Stockholders who acquired such shares by exercising warrants within one year prior to the date of this Prospectus; (ii) an aggregate of 464,272 shares are issuable upon exercise of the Warrant Shares; and (iii) 131,593 shares are held by the stockholders of Rocap, Inc.
                              ("Rocap Shares").

Securities Outstanding.....   As of July 1, 1997, the Company had 10,000,378
                              shares of Common Stock outstanding. Assuming that the Private Placement Warrants, the Service
                              Warrants and the Omnicare Warrant are all exercised for the maximum number of shares of Common Stock issuable upon exercise of such warrants and no other shares of Common Stock are issued subsequent to July 1, 1997, the Company would have 10,594,714 shares of Common Stock outstanding. See "Selling Stockholders."

Use of Proceeds............   The Company will not receive any proceeds from the
                              sale of the Common Shares offered herein by the Selling Stockholders. If all of the Private
                              Placement warrants, Service Warrants and the Omnicare Warrant are exercised, the Company will receive estimated gross proceeds of $2,558,763.
                              The Company intends to utilize any proceeds received from the exercise of the Private
                              Placement Warrants, Service Warrants and the
                              Omnicare Warrant for general corporate purposes.
                              There can be no assurance that any of the outstanding warrants will be exercised. See "Use of Proceeds."

Risk Factors...............   See "Risk Factors" for a discussion of certain
                              risk factors that should be considered by prospective investors in connection with an investment in the shares of Common Stock offered hereby.

                                  RISK FACTORS


         Information contained and incorporated by reference in this Prospectus contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. No assurance can be given that the future results covered by the forward-looking statements will be achieved. The risk factors set forth below constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to vary materially from the future results indicated in such forward-looking statements. Other factors could also cause actual results to vary materially from the future results indicated in such forward-looking statements.

         An investment in the Common Shares offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors in addition to the other information set forth and incorporated by reference in this Prospectus before making any decision to invest in the Common Shares.

History of Losses

         The Company was formed in 1989, introduced its first product in 1992, and has incurred operating and net losses of approximately $3.6 million, $6.0 million, and $858,000 for the years 1994, 1995 and 1996, respectively, and as of December 31, 1996, had an accumulated deficit of $14.3 million. For the first quarter of 1997, the Company reported income of $1,067,000. The Company's losses resulted primarily from expenditures relating to research and development, product engineering, obtaining FDA clearance for its products, development of its initial sales and marketing organization, and establishment of manufacturing capability. Although the Company has experienced revenue growth in recent periods and has operated at a profit for the last three calendar quarters, such recent growth and profitability may not be sustainable and may not be indicative of future results. The Company's ability to increase sales and generate profits will depend on numerous factors, and there can be no assurance that the Company's revenues will continue to grow or that the Company will remain profitable.

Dependence on Principal Product Line and New Product Development

         The Company currently derives substantially all of its revenues from the sale of its multi-therapy infusion pumps and related disposable supplies and expects that revenues from these products will continue to account for a significant portion of the Company's revenues in the future. Although the commercial introduction of MediVIEW and PumpMaster along with the recent acquisition of Rocap reduce the Company's reliance on its principal product line, future declines in the demand for the Company's infusion pumps and related disposable supplies, whether due to increased competition, technological changes, or other factors, could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's execution of its business strategy and its future financial performance will depend in large part on the Company's ability to meet the increasingly sophisticated needs of its customers through the timely development and successful introduction or acquisition of new infusion therapy products, enhanced versions of existing products, and new complementary products. The success of new or enhanced products is subject to certain risks inherent in the development of products and materials based upon new technologies. These risks include the possibilities that (i) certain of the products developed may require and fail to receive regulatory clearance or approval, (ii) the products may be difficult to manufacture on a commercial scale or may be uneconomical to manufacture or market, (iii) the proprietary rights of third parties may preclude the Company from marketing such products, (iv) the Company's competitors may market superior, more cost effective or equivalent products and may do so on a more timely basis, (v) errors and malfunctions may be found in products after their commercial introduction and may not be corrected in a timely manner, and (vi) customers may not accept or use the products. The Company has historically expended a significant amount on product development and believes that significant continuing product development efforts will be required to sustain the Company's growth. There can be no assurance that the market will continue to accept the Company's existing products, or that product enhancements or new products will be developed in a timely and cost-effective manner, meet the needs and requirements of alternate-site health care providers or achieve market acceptance. In addition, the Company may be unable to acquire additional products and technologies.

Highly Competitive Markets; Technological Risk

         The medical products industry in general and the infusion therapy products industry in particular are characterized by intense competition. Large competitors, such as Abbott Laboratories, Advanced Medical, Inc., Baxter International Inc. and SIMS Deltec, Inc., a subsidiary of Smiths Industries, PLC ("SIMS Deltec"), among others, have significant market shares and installed bases of products in the infusion pump and related disposable supplies industry. Many of the Company's competitors have substantially greater capital resources, research and development staffs, regulatory experience, sales and marketing capabilities, manufacturing facilities and broader product offerings than the Company. The Company expects that these competitors will continue to compete aggressively with tactics such as offering volume discounts based on "bundled" purchases of a broader range of medical equipment and supplies, a tactic that the Company can currently only pursue on a more limited basis. There can be no assurance that such competition will not adversely affect the Company's results of operations or its ability to maintain or increase sales and market share. As a consequence of the foregoing, the Company may not be able to successfully execute its business strategies.

         The market for infusion therapy products is affected by continuing improvements and enhancements in technology. There can be no assurance that the Company's competitors or potential competitors will not succeed in developing or marketing products that provide more desirable characteristics, or are more effective or less expensive than those developed or marketed by the Company. In addition, technological advances in drug delivery systems, the development of therapies that can be administered by methods other than infusion therapy, and the development of new medical treatments that cure certain complex diseases or reduce the need for infusion therapy could adversely impact the Company's business.

Uncertain Protection of Intellectual Property

         There can be no assurance that the common law, statutory and contractual rights on which the Company relies to protect its intellectual property and confidential and proprietary information will provide it with meaningful protection. Third parties may independently develop products, techniques or information which are substantially equivalent to the products, techniques and information which the Company considers proprietary. In addition, proprietary information regarding the Company could be disclosed in a manner against which the Company has no meaningful remedy.

         Disputes regarding the Company's intellectual property could force the Company into expensive and protracted litigation or costly agreements with third parties. An adverse determination in a judicial or administrative proceeding or failure to reach an agreement with a third party regarding intellectual property rights could prevent the Company from manufacturing and selling certain of its products, which could have a material adverse effect on the Company's business, financial condition and results of operations.

Pending Litigation

         On February 5, 1997, SIMS Deltec filed a complaint in the United States
District  Court for  the  District of  Minnesota   alleging  that   Sabratek's
manufacture, use and/or sale of the MediVIEW software in conjunction with its infusion pumps infringes on a patent entitled "Systems and Methods of Communicating with Ambulatory Medical Devices Such as Drug Delivery Devices" previously issued to SIMS Deltec. Subsequently, SIMS Deltec filed other pleadings that raised additional claims against Sabratek and three of its employees including trade secret misappropriation, unfair competition and interference with SIMS Deltec's customers. SIMS Deltec seeks injunctive relief, unspecified monetary damages and costs. In addition, SIMS Deltec filed for a preliminary injunction against

Sabratek seeking to prevent on a preliminary basis Sabratek's manufacture and sale of the MediVIEW system. The Company and the individual defendants intend to vigorously defend against the allegations made by SIMS Deltec. Protracted litigation or an adverse outcome in this matter could have a material adverse impact on the Company's business, financial condition and results of operations.

         In addition, Sabratek has filed a complaint against SIMS Deltec in the United States District Court for the Northern District of Illinois alleging that SIMS Deltec employees have made misstatements about Sabratek's products. Sabratek has stated claims under the Federal Lanham Act to stop SIMS Deltec's improper disparagement and has requested preliminary and permanent injunctive relief, monetary damages and costs.

Limited Sales and Marketing Experience

         The Company has only begun to significantly expand its sales, marketing and distribution force within the past year. The Company's sales and marketing staff will require additional personnel in the future. There can be no assurance that the Company will be able to continue to successfully expand its sales and marketing staff, that such an expanded sales and marketing staff will be cost-effective, or that the Company's increased direct sales and marketing efforts will be successful. The Company also sells its products through domestic and international distributors of medical products. There can be no assurance that the Company or its distributors will be successful in marketing or selling the Company's products.

Limited Assembly/Manufacturing Experience

         Most of the Company's products are currently assembled/ manufactured by the Company at its facilities. To be successful, the Company must assemble/manufacture its products in compliance with regulatory requirements, in sufficient quantities and on a timely basis, while maintaining product quality and acceptable assembly/manufacturing costs. There can be no assurance that the Company will be able to continue to assemble/manufacture products in large commercial quantities on a timely basis and at an acceptable cost. If the Company becomes unable to assemble/manufacture its products at its facility in a timely and efficient manner, the Company's ability to supply product to its distributors and direct customers may be adversely affected until such time as the Company is able to establish alternative assembly/manufacture arrangements.

Interruption in Sources of Supply

         The Company could face problems in supplying its equipment and disposable products to distributors and customers if its primary sources of supply were interrupted and it faced delays in activating its secondary sources of supply. Any such interruption or delays could have an adverse effect on the Company. There can be no assurance that the Company will be able to maintain a sufficient and adequate supply of products in its own inventory or that the Company will be able to cause its distributors to maintain a sufficient and adequate supply of products to avoid such a disruption.

Dependence on Third-Party Reimbursement

         The Company's products are generally purchased by health care providers, which then seek reimbursement from various public and private third-party payers, such as Medicare, Medicaid and indemnity insurers, for health care services provided to patients. Government and private third-party payers are increasingly attempting to contain health care costs by limiting both the extent of coverage and the reimbursement rate for new diagnostic and therapeutic products and services. The Health Care Financing Administration of the United States Department of Health and Human Services ("HCFA"), which administers Medicare, and most private insurance companies do not provide reimbursement for services that they determine to be experimental in nature or that are not considered "reasonable and necessary" for diagnosis or treatment. Many private insurers are influenced by HCFA actions in making their own coverage decisions on new products or services. There can be no assurance that third-party reimbursement for the services provided using the Company's products will continue to be available to its customers or that any such reimbursement will be adequate. Disapproval of, or limitations in, coverage by HCFA or other third-party payers could materially and adversely affect market acceptance of the Company's products which could, in turn, have a material adverse effect on the Company's business, financial condition and results of operations.

No Assurance of Regulatory Clearance; Strict Governmental Regulation

         The production and marketing of the Company's current products and the products the Company intends to introduce in the future are subject to regulations by numerous governmental authorities, including the Food and Drug Administration ("FDA") and corresponding state and foreign agencies. In the United States, the development, manufacture and promotion of medical devices are regulated by the FDA under the Federal Food, Drug, and Cosmetic Act (the "FFDCA"). The Company's 3030 Stationary Pump and 6060 Ambulatory Pump, and the related disposable tubing sets for use with these systems, have been cleared by the FDA under a premarket notification procedure known as a "510(k) Submission," which generally takes less time to complete, and requires less information, than the FDA's lengthy and expensive premarket approval ("PMA") process.

         The Company's Rocap division is registered with the FDA as a drug manufacturer and repackager and its products are required to be manufactured according to current good manufacturing practices ("GMP"). Some of the products manufactured by the Rocap division have been listed with the FDA in accordance with the Drug Listing Act of 1972. Some of the products manufactured by the Rocap division contain drugs which are purchased from other manufacturers which have received FDA approvals. There can be no assurance that the suppliers of such drugs will be able to maintain such approvals. While Rocap currently manufactures and distributes its products without any FDA approvals, there can be no assurance that the FDA will allow the Rocap division to manufacture and distribute new or altered products without obtaining FDA approvals. If in the future the FDA concludes that the products manufactured and distributed by the Company's Rocap division require that the products be relabeled, require Rocap to obtain 510(k) clearance, require new drug approval, or other regulatory approval, the FDA could prohibit the Rocap division from manufacturing and/or distributing these products until the Company made the necessary submissions and obtained any required approvals. The FDA could also take regulatory action against the Company for the Rocap division's manufacture and/or distribution of products. If the FDA were to take any of the foregoing actions with respect to the Company, it could have a material adverse effect on the Company's operations.

         The Company believes that the original 510(k) clearance for the 6060 Ambulatory Pump permits the Company to market the MediVIEW software with the 6060 Ambulatory Pump in the United States without a new 510(k) Submission. However, there can be no assurance that the FDA would agree with the Company's determination. If in the future the FDA concludes that the MediVIEW software system for use with the 6060 Ambulatory Pump required a new 510(k) Submission, the FDA could prohibit the Company from marketing the MediVIEW software system for this use until the Company filed a new 510(k) Submission and obtained clearance from the FDA. The FDA could also take regulatory action against the Company for its prior distribution of the MediVIEW software system with the 6060 Ambulatory Pump.

         The Company has determined that the PumpMaster does not constitute a medical device under the statutory definition and, therefore, did not file a 510(k) Submission with respect to this product. There can be no assurance that the FDA will agree with the Company's determination in this regard. If the FDA were to determine that the PumpMaster is a medical device that requires a 510(k) Submission prior to its commercial distribution, the FDA could suspend further commercial distribution of the PumpMaster and take regulatory action against the Company for its prior distribution of the product.

         The Company's new products and new applications for existing products may require FDA clearance or approval prior to marketing. The FDA regulatory requirements and review criteria for software-related medical devices could adversely effect the Company's introduction of new software products, or devices that incorporate software, in the future. The product clearance process for future products can be lengthy, expensive and uncertain. There can be no assurance that market clearances will be forthcoming in a timely manner, if at all, or that the FDA will not require more extensive clinical evaluations, other information or a PMA Submission. Moreover, the clearances, if granted, could limit the uses for which the product could be marketed. Failure to obtain, or delays caused by, regulatory clearances or approvals could have a material adverse affect on the Company's business, financial condition and results of operations.

         In October 1996, the Company learned of a defect in a software feature of certain units of the 6060 Ambulatory Pump. The Company initiated a recall of these units to correct the problem with an upgrade of the software. Pursuant to FDA regulations, the Company notified the FDA of the recall and has updated the FDA of the progress of the recall, which is now approximately 95% complete. The FDA reported this recall in the January 15, 1997, issue of the FDA Enforcement Report. There can be no assurance that the FDA will not take further enforcement action against the Company with respect to this matter.

         The Company is also subject to strict domestic and foreign regulations and supervision regarding the development, manufacturing, marketing, labeling, distribution, and promotion of its products. This includes periodic inspections of the Company's manufacturing facility by the FDA to determine compliance with GMP requirements, which are set forth in the FDA's Quality System ("QS") regulations. There can be no assurance that the Company will be able to attain or maintain compliance with GMP requirements.

         Failure to comply with the regulations outlined above may result in severe governmental sanctions. Noncompliance with applicable requirements can result in, among other things, rejection or withdrawal of premarket clearance or approval for devices, recall or seizure of products, total or partial suspension of production, fines, injunctions, and civil and criminal penalties. The FDA also has the authority to request repair, replacement or refund of the cost of any devices manufactured or sold by the Company. Any of these sanctions may have a material adverse effect on the Company's business, financial condition or results of operations.

Product Liability Exposure

         Manufacturers of medical devices face the possibility of substantial liability for damages in the event that the use of their products is alleged to have resulted in adverse effects to a patient. The Company maintains product liability insurance with coverage limits of $7.0 million per occurrence with an annual aggregate policy limit of $7.0 million. The Company's product liability insurance provides coverage only for products currently manufactured and distributed. There can be no assurance that liability claims will not exceed the limits of such coverage or that such insurance will continue to be available on commercially reasonable terms or at all. Furthermore, the Company does not maintain insurance that would provide coverage for any costs or losses resulting from any required recall of its products due to alleged defects, whether instituted by the Company or a regulatory agency.

Risks Associated with International Operations

         During the year ended December 31, 1996, the Company derived approximately 9% of its revenues from international sales, resulting in exposure to certain risks. Fluctuations in exchange rates of the U.S. dollar against foreign currencies may reduce demand for, or the profitability of, the Company's products sold overseas. In addition, the Company's international sales may be affected by economic or political instability and domestic and foreign governmental regulations, including export license requirements, trade restrictions, changes in tariffs, regulatory approval for marketing products or similar factors. Finally, the laws of certain foreign countries may not protect the Company's intellectual property rights to the same extent as do the laws of the United States.

Quarterly Fluctuations

         The Company's quarterly revenues and operating results have varied significantly in the past and may continue to do so in the future. In particular, the Company's distributors and other customers may purchase several months of inventory at one time which may cause fluctuations in quarterly revenues. Future revenues and operating results may also fluctuate significantly from quarter to quarter and will depend upon, among other factors: (i) demand for the Company's products and new product introductions by the Company or its competitors or transitions to new products,
(ii) the timing of orders and shipments, (iii) the mix of sales between products, (iv) competition, including pricing pressures, (v) the timing of regulatory and third-party reimbursement approvals, (vi) expansion of the Company's assembly capacity and the Company's ability to assemble or manufacture its products efficiently, and (vii) the timing of research and development expenditures. Accordingly, period-to-period comparisons of the Company's revenues and operating results should not be relied upon as an indication of future performance, and the results of any quarterly period may not be indicative of results to be expected for a full year.

Dependence on Key Personnel

         The Company's future performance depends in significant part upon the continued service of its senior management and other key personnel. Because the Company has a relatively small number of employees when compared to other companies in the same industry, its dependence on maintaining its employees is particularly significant. There can be no assurance that the Company's current employees will continue to work for the Company. Loss of services of key employees could have a material adverse effect on the Company's business, results of operations and financial condition. The Company is also dependent on its ability to attract and retain additional high quality personnel. The Company may need to grant additional options to key employees and provide other forms of incentive compensation to attract and retain key personnel.

Influence of Limited Number of Stockholders

         The directors and executive officers of the Company and certain existing stockholders may be able to influence the Company's affairs and business, including any determination with respect to a change in control of the Company, future issuances of Common Stock or other securities by the Company, declaration of dividends on the Company's Common Stock and the election of directors. Such influence could have the effect of delaying, deferring or preventing a change in control of the Company which could deprive the Company's stockholders of the opportunity to sell their shares of Common Stock at prices higher than prevailing market prices.

Possible Volatility of Stock Price

         The securities markets have, from time to time, experienced extreme price and volume fluctuations which often have been unrelated to the operating performance of particular companies. The market prices of the common stock of many publicly-held medical device companies have been in the past, and are expected to be, volatile. Announcements of technological or medical innovations or new commercial products by the Company or its competitors, developments or disputes concerning patents or proprietary rights, changes in regulatory or medical reimbursement policies, and economic and other external factors, as well as period-to-period fluctuations in the financial results of the Company, may have a significant impact on the market price and marketability of the Common Stock.

Dilution

         As of July 1, 1997, there were 10,000,378 shares of Common Stock outstanding. In addition, the Company has reserved a total of 4,062,036 shares of Common Stock for future issuance upon the exercise of employee stock options, warrants and for purchase under the Company's Employee Stock Purchase Plan. Issuance of Common Stock pursuant to such employee stock options, warrants and Employee Stock Purchase Plan could result in significant dilution to the existing stockholders of the Company.

Impact of Anti-takeover Measures; Possible Issuance of Preferred Stock; Classified Board

         Certain provisions of the Company's Certificate of Incorporation and Bylaws and the Delaware General Corporation Law may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. Pursuant to the Company's Certificate of Incorporation, the Board of Directors is authorized to fix the rights, preferences, privileges and restrictions, including voting rights, of unissued shares of the Company's preferred stock and to issue such stock without any further vote or action by the Company's stockholders. The rights of the holders of Common Stock will be subject to and may be adversely affected by the rights of the holders of any preferred stock that may be created and issued in the future. In addition, stockholders do not have the right to cumulative voting for the election of directors. The Company's Bylaws include a number of provisions which may have the effect of discouraging persons from pursuing non-negotiated takeover attempts. Specifically, the Company's Bylaws provide for a staggered board whereby only one-third of the total number of directors are replaced or re-elected each year. The Bylaws also require the affirmative vote of two-thirds of the Company's issued and outstanding capital stock to remove a director.

         The  Company  is  subject  to  Section  203  of  the  Delaware  General
Corporation Law ("Section 203"), which restricts certain transactions and business combinations between a corporation and an "Interested Stockholder" owning 15% or more of the corporation's outstanding voting stock for a period of three years from the date the stockholder becomes an Interested Stockholder. Subject to certain exceptions, unless the transaction is approved in a prescribed manner, Section 203 prohibits significant business transactions such as a merger with, disposition of assets to or receipt of disproportionate financial benefits by the Interested Stockholder, or any other transactions that would increase the Interested Stockholder's proportionate ownership of any class or series of the corporation's stock.

                                 USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of the Common Shares offered herein by the Selling Stockholders. If all of the Warrants are exercised, the Company will receive estimated gross proceeds of approximately $2,558,763. The Company intends to utilize any proceeds received from the exercise of the Warrants for general corporate purposes. There can be no assurance that any of the outstanding Warrants will be exercised.


                              Selling Stockholders

General

         This Prospectus covers the offer and sale of the Common Stock by the Selling Stockholders. Any or all of the Common Stock listed below may be offered for sale by the Selling Stockholders from time to time.

         In or around September 23, 1994, the Company issued warrants (the "Private Placement Warrants") to purchase an aggregate of 1,369,147 shares of Series A Preferred Stock ("Series A Preferred Shares") of the Company at a per share exercise price of $1.50. In conjunction with the Company's initial public offering in June, 1996, the Private Placement Warrants were converted into warrants to purchase an aggregate of 451,348 shares of Common Stock at a per share exercise price of $4.55. Of the 703,820 shares of Common Stock being offered hereby, 132,681 shares have been previously issued upon the exercise of such warrants and 318,667 are issuable upon the exercise of such warrants in the future. Pursuant to the Registration Rights Agreement ("Series A Registration Rights Agreement") dated September 23, 1994, the Company agreed to file a registration statement other than on Form S-4 or Form S-8, registering the sale by certain Selling Stockholders, shares of Common Stock of the Company issued upon exercise of Private Placement Warrants. As of July 1, 1997, the Series A Registration Rights Agreement was amended to allow the Company to register only shares of Common Stock to which registration rights have attached pursuant thereto and which have not previously been registered under the Securities Act, but exclude for registration, shares of Common Stock which satisfy the holding period requirements set forth in Rule 144(d)(1) promulgated under the Securities Act. The Registration Statement has been filed by the Company to fulfill these obligations to the Selling Stockholders under the Series A Registration Rights Agreement as amended.

         In addition to the foregoing, between June, 1992 and September, 1996, the Company issued warrants (the "Service Warrants") which are currently exercisable to purchase 145,605 shares of its Common Stock at exercise prices of between $3.17 and $13.00. Of the 703,820 shares of Common Stock being offered hereby, 11,792 shares have been previously issued upon the exercise of such warrants and 145,605 are issuable upon the exercise of such warrants in the future. The Company decided to register such shares of Common Stock of the Company issued upon exercise of Service Warrants which have not satisfied the holding period requirements set forth in Rule 144(d) promulgated under the Securities Act.

         On September 6, 1996, the Company issued a warrant to purchase 50,000 shares of Common Stock at a per share exercise price of $13.00 to Omnicare, Inc. ("Omnicare"), a customer of the Company. Of the 703,820 shares of Common Stock being offered hereby 50,000 are issuable upon the exercise of such warrant in the future. Pursuant to the terms of the Omnicare Warrant, the Company agreed to register 50,000 shares of Common Stock of the Company, which are issuable upon exercise of the Omnicare Warrant. In addition, Omnicare has demand registration rights exercisable on or before September 6, 2001 in the event the shares of Common Stock issuable upon exercise of the Omnicare Warrant are not sold pursuant to this Prospectus. The Registration Statement has been filed by the Company to fulfill these obligations to Omnicare under the Omnicare Warrant.

         On February 25, 1997, the Company issued the Rocap Shares to Rocap as partial consideration for the acquisition of substantially all of the assets of Rocap. On July 16, 1997, Rocap made a distribution and each of Rocap's stockholders received their proportionate share of such consideration with Rocap retaining 3,649 shares to satisfy any contingent obligations. Of the 703,820 shares of Common Stock being offered hereby, 131,593 shares were issued to Rocap and its stockholders for the purpose described above. Also on February 27, 1997, the Company entered into a Registration Rights Agreement with Rocap, pursuant to which the Company agreed to register on Form S-3 in a delayed or continuous offering, the 131,593 shares of Common Stock of the Company which were issued to Rocap in connection with the Company's acquisition of substantially all of the assets of Rocap.

         The Company has agreed to indemnify the Selling Stockholders against any liabilities, under the Securities Act or otherwise, arising out of or based upon any untrue or alleged untrue statement of a material fact in the Registration Statement or this Prospectus or by any omission of a material fact required to be stated therein except to the extent that such liabilities arise out of or are based upon any untrue or alleged untrue statement or omission in any information furnished in writing to the Company by the Selling Stockholders expressly for use in the Registration Statement. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to its certificate of incorporation and by-laws, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

         In connection with the registration of the shares of Common Stock offered hereby, the Company will supply prospectuses to the Selling Stockholders and use its best efforts to qualify the Common Shares for sale in states reasonably designated by the Selling Stockholders.

Stock Ownership

         The table below sets forth (i) the number of shares of Common Stock the Company believes are owned beneficially by each Selling Stockholder as of July 1, 1997; (ii) the number of shares of Common Stock being offered by each Selling Stockholder pursuant to this Prospectus; (iii) the number of shares of Common Stock to be owned beneficially by each Selling Stockholder after completion of the offering, assuming that all of the Common Shares offered hereby are sold; and (iv) the percentage of the outstanding shares of Common Stock to be owned beneficially by each Selling Stockholder after completion of the offering, assuming that all of the Common Shares offered hereby are sold. Other than the transactions described herein, the Selling Stockholders have not had any material relationship with the Company during the past three years.

                                                                                      Number of             Percentage of
                                                                                     Shares to be         Outstanding Shares
                                           Number of                                    Owned              of Common Stock
                                             Shares                                  Beneficially             to be Owned
                                          Beneficially          Number of               After             Beneficially After
                                          Owned as of             Shares              Completion              Completion
  Selling Stockholders                    July 1, 1997           Offered             of Offering            of Offering(1)
  --------------------                    ------------          ---------           -------------          ---------------
Bisbee, Gerald & Linda                            646               646(11)                   0                0
Corning, Warren Trust 145751                    5,032             4,395(11)                 637                *
Dayton, Duncan                                 36,052             2,198(11)              33,854                *
Dearborn, Jane F.                                 550               550(11)                   0                0
D-W Investments, LP                             5,275             5,275(11)                   0                0
Edelstein, Edward G.                              220               220(11)                   0                0
Fansler, Davis D.                               8,522             3,349(12)               5,173                *
Fawcett, Anne                                   5,741             1,539(11)               4,202                *
Fawcett, Donald & Andrienne                     1,407               220(11)               1,187                *
Fawcett, Dwight P.                                550               550(11)                   0                0
Fawcett, Dwight W.                             11,664             5,933(11)               5,731                *
Finnegan, Paul J.                              14,908             3,297(11)              11,611                *
Gaines, Peter M.                               17,477             6,594(11)              10,883                *
Hall, Charles R.                                2,163             1,649(11)                 514                *
Hill, Jack E.                                   4,395             4,395(11)                   0                0
Hyman, Steven and Rivanna                      27,563             2,198(11)              25,365                *
Lautman, William D.(2)                     164,678(4)            77,199(13)              87,479                *
Lomicka, William H.(2)                      84,434(5)             3,152(13)              81,282                *
Mayer, Frank D. Jr.                             7,037             1,099(11)               5,938                *
Mehdi, Mirza                                20,773(6)            12,422(14)               8,351                *
MSI, Inc.                                     658,631           318,667(15)             339,964              3.114%
Peterson, Gary                                  4,254             3,132(16)               1,122                *
P-J Investments, LP                             8,701             4,395(11)               4,306                *
Pavlovic, Vukasin                               1,099             1,099(11)                   0                0
Pohlad Companies                                1,786             1,786(11)                   0                0
Reynolds, Timm R. and                           2,149             1,099(11)               1,050                *
Robin S.
Rogers, John E.                                58,888            21,977(11)              36,911                *


                                       12





Smith, Gordon H. and                            1,099             1,099(11)                   0                0
Eunice H.
Stafford, Jim                                   5,354             5,354(11)                   0                0
Stafford, John                                252,167             5,354(11)             246,813              2.261%
Traeger John E. Trust No. 1                    19,509             6,594(11)              12,915                *
Spencer, Edson W. Jr.(2)                    72,820(7)             7,558(17)              65,262                *
Hodes, Scott                                64,079(8)                46(18)              64,033                *
Upland Associates, LP                             764               229(19)                 535                *
Barker, Lee & Co.                                 688               153(19)                 535                *
Namakagon Associates, LP                          688               153(19)                 535                *
Gideon Hixon Fund, Inc.                        53,803               927(19)              52,876                *
DeYoung, James                                  5,725             5,725(19)                   0                0
Omnicare Inc.                                  50,000            50,000(20)                   0                0
Mandell, Ginger(3)                         103,117(9)            58,557(21)              44,560                *
Miller, Peter                                  12,336            12,336(21)                   0                0
Erps, Niel                                      8,228             8,228(21)                   0                0
Parisi, William                                 3,000             3,000(21)                   0                0
Decker, Raymond                                 2,392             2,392(21)                   0                0
Hamer, John                                     2,266             2,266(21)                   0                0
Gasdia Trust                                    1,202             1,202(21)                   0                0
Richard, Steven                                 2,266             2,266(21)                   0                0
Russell, Edward                                 1,202             1,202(21)                   0                0
Rudolph, George                                   493               493(21)                   0                0
Garrigan, Kerry                                   265               265(21)                   0                0
Dorman, Lisa                                      265               265(21)                   0                0
Heinen, Eric                                      265               265(21)                   0                0
Cusack, Michael                                 1,278             1,278(21)                   0                0
Ziegler, Gregory                                  721               721(21)                   0                0
Rice, Jack                                        557               557(21)                   0                0
Feldman, Dr. John                                 486               486(21)                   0                0
Abraham II, Leopold                               959               959(21)                   0                0
Cohan, Herbert                                    959               959(21)                   0                0
Kaufman, Howard                                   959               959(21)                   0                0
Hans Hamburger Trust                            1,919             1,919(21)                   0                0
Lubin, Richard                                  1,919             1,919(21)                   0                0
Curtis, Thomas E.                               1,919             1,919(21)                   0                0
Leven, David                                    3,365             3,365(21)                   0                0


                                       13





Wallick, Melvin                                 3,851             3,851(21)                   0                0
Mandell, Leonard                                3,851             3,851(21)                   0                0
Leaf, Martin                                    3,851             3,851(21)                   0                0
Simboli, Anthony                                3,851             3,851(21)                   0                0
Atkin, Norman                                   3,851             3,851(21)                   0                0
Rocap, Inc.                               103,117(10)             4,560(21)              98,557                *


(1)       Shown only if the percentage is more than 1%.

(2)       A director of the Company.

(3) The wife of Elliott Mandell, a vice president of the Company and President of its Rocap Division.

(4)       Includes 21,115 shares subject to options  exercisable within
          60 days, 77,199 shares issuable upon exercise of the Service Warrants at $4.76 per share and 5,988 shares held of record by William D. Lautman IRA. Excludes shares held of record by The Pharmaceutical/Medical Technology Fund L.P., an investment partnership whose general partners are the owners of EGS Partners, L.L.C. EGS Partners, L.L.C. is an affiliate of EGS Securities Corp. of which Mr. Lautman is a managing director. Mr. Lautman disclaims beneficial ownership of shares owned by The Pharmaceutical/Medical Technology Fund, L.P.

(5) Includes 21,824 shares subject to options exercisable within 60 days and 3,152 shares issuable upon exercise of the Service Warrant at $4.76 per share.

(6) Includes 3,939 shares subject to options exercisable within 60 days and 1,009 shares and 6,303 shares issuable upon exercise of the Service Warrants at $11.11 and $4.76 per share, respectively.

(7)       Includes 20,830 shares subject to options  exercisable within
          60 days, 2,904 shares and 927 shares issuable upon exercise of the Service Warrants at $4.76 and $3.17 per share, respectively, 12,088 shares held of record by PSF HealthCare Fund, L.P. of which Mr. Spencer is the managing partner, and 9,297 shares held of record by Spencer Family Partnership, L.P. Mr. Spencer disclaims beneficial ownership of shares owned by Mrs. Spencer, Valerie C. Spencer Trust #3 and Warren H. Corning #145751 Trust.

(8) Includes 24,080 shares subject to options exercisable within 60 days and 46 shares issuable upon exercise of the Service Warrant at $11.11 per share.

(9) Includes 40,000 shares subject to option exercisable within 60 days which is owned by Elliott R. Mandell and 4,560 shares held of record by Rocap, Inc. of which Elliott R. Mandell is the President.

(10) Includes 40,000 shares subject to option exercisable within 60 days which is owned by Elliott R. Mandell and 58,557 shares held of record by Ginger Mandell, the wife of Elliott R. Mandell.

(11) Represents the number of shares which were issued upon the exercise of the Private Placement Warrant.

(12) Includes 1,538 shares which were issued upon the exercise of the Private Placement Warrant and 1,811 shares issuable upon the exercise of the Service Warrant at $4.76 per share.

(13) Represents the number of shares issuable upon the exercise of the Service Warrant at $4.76 per share.

(14) Includes 5,110 shares which were issued upon the exercise of the Private Placement Warrant and 1,009 shares and 6,303 shares issuable upon the exercise of the Service Warrant at $11.11 and $4.76 per share, respectively.

(15) Represents the number of shares issuable upon the exercise of the Private Placement Warrant at $4.55 per share.

(16) Includes 878 shares which were issued upon the exercise of the Service Warrant and 1,328 shares and 926 shares issuable upon the exercise of the Service Warrant at $4.76 and $3.17 per share, respectively.

(17) Includes 3,727 shares which were issued upon the exercise of the Service Warrant and 2,904 shares and 927 shares issuable upon the exercise of the Service Warrant at $4.76 and $3.17 per share, respectively.

(18) Represents the number of shares issuable upon the exercise of the Service Warrant at $11.11 per share.

(19) Represent the number of shares which were issued upon the exercise of the Service Warrant.

(20) Represents the number of shares issuable upon the exercise of the Omnicare Warrant at $13.00 per share.

(21)      Represents the proportionate ownership of the Rocap Shares

                              PLAN OF DISTRIBUTION

         The Common Shares may be sold pursuant to this Prospectus by the Selling Stockholders. These sales may occur in privately negotiated transactions or in the over-the-counter market through brokers and dealers as agents or to brokers and dealers as principals, who may receive compensation in the form of discounts or commissions from the Selling Stockholders or from the purchasers of the Common Stock for whom the broker-dealers may act as agent or to whom they may sell as principal, or both. The Company has been advised by the Selling Stockholders that they have not made any arrangements relating to the distribution of the shares of Common Stock covered by this Prospectus. In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate. Broker-dealers will receive commissions or discounts from the Selling Stockholders in amounts to be negotiated immediately prior to the sale.

         The Selling Stockholders and any broker-dealers who execute sales for the Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act by virtue of the number of shares of Common Stock to be sold or resold by such persons or entities or the manner of sale thereof, or both. If the Selling Stockholders, broker-dealers or other holders were determined to be underwriters, any discounts or commissions received by them or by brokers or dealers acting on their behalf and any profits received by them on the resale of their shares of Common Stock might be deemed underwriting compensation under the Securities Act.

         The Selling Stockholders have represented to the Company that any purchase or sale of the Common Stock by them will be in compliance with applicable rules and regulations of the Commission.


                                  LEGAL MATTERS

         The legality of the shares of Common Stock offered hereby has been passed on for the Company by Ross & Hardies, Chicago, Illinois. A member of this firm owns 64,079 shares of the Company's Common Stock.


                                     EXPERTS

         The financial statements of Sabratek Corporation as of December 31, 1996 and 1995 and for each of the years in the three-year period ended December 31, 1996, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The financial statements of Rocap, Inc. as of December 31, 1996 and for the year ended December 31, 1996, have been incorporated by reference herein in reliance upon the report of Parent, Naffah & Company, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

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